Exhibit T3E.4
STELCO INC.
UPDATED INFORMATION REPORT
concerning the
Plan of Arrangement and Reorganization
involving
Stelco Inc. and its subsidiaries, Stelpipe Ltd., Stelwire Ltd.,
CHT Steel Company Inc. and Welland Pipe Ltd.
(collectively, the “Applicants”)
     The information circular dated October 5, 2005 (the “Circular”) sent to the Affected Creditors of the Applicants in connection with their Plan of Arrangement and Reorganization dated October 3, 2005 (the “Original Plan”) contains information known to the Applicants at that date. Over the last eight weeks the bases for some of the information in the Circular have changed. Some of the changes are reflected in the Quarter 3, 2005 Report to Shareholders released by Stelco on November 10, 2005.
     The Board of Stelco has approved an Amended and Restated Plan of Arrangement and Reorganization dated December 4, 2005 (the “Amended and Restated Plan”). The Amended and Restated Plan will be considered at the adjourned Meetings of the Affected Creditors to be held on Friday, December 9, 2005. A copy of the Amended and Restated Plan, with the changes to the Original Plan black lined, is posted to the Website. A number of the changes in the Amended and Restated Plan from the Original Plan are set out in Schedule A to this Report.
     In an effort to ensure that all Affected Creditors have updated information before the Meetings, some of the changes to the information in the Circular and related documents are set out below. Capitalized terms used in this Report have the meanings given to them in the Circular.
     U.S. creditors should note that this update to the Circular has been prepared in accordance with disclosure requirements and standards applicable in Canada. Affected Creditors should be aware that such requirements are different from those of the United States and should refer to the “Notice to United States Creditors” and “Notice to New Hampshire Residents” that appear on page 4 of the Circular.
     Affected Creditors should also refer to the “Forward-Looking Statements” that appear on page 16 of the Circular.
1. Treatment of Affected Creditors
     If the Amended and Restated Plan is implemented each Affected Creditor will receive in satisfaction of all its claims except Unaffected Claims, its pro rata share of the following based on the amount of its Proven Claims:

•	New Secured FRNs in the aggregate principal amount of the US dollar equivalent of $275 million;

•	$137.5 million in cash; and

•	1.1 million New Common Shares.
     The Amended and Restated Plan does not provide for the distribution of New Convertible 5% Notes as in the Original Plan. Instead Affected Creditors will receive a pro rata share of $137.5 million in cash. This cash will come from proposed subscriptions for 25 million New Common Shares at $5.50 per share under a Plan Sponsor Agreement, a draft of which is attached as Schedule E to the Amended and Restated Plan. The subscriptions will be made by Tricap Management Limited (40%), Sunrise Partners Limited Partnership (30%) and Appaloosa Management LP (30%) subject to their right to assign their subscription rights to certain other entities (collectively, the “Equity Sponsors”). As a result, the Equity Sponsors (or their assignees under the Plan Sponsor Agreement) will hold approximately 88% of the equity in Stelco on a fully diluted basis. The obligation of the Equity Sponsors to subscribe for New Common Shares is subject to several conditions including that the implemented plan of arrangement will be substantially in the form of the Amended and Restated Plan and there will have been no material adverse change in Stelco’s prospects. The Plan Sponsor Agreement provides that it will automatically terminate if, among other things, the Court hearing in respect of the Sanction Order does not occur on or before December 22, 2005 or if the Effective Time does not occur on or before March 31, 2006.
2. Illustrative Recovery
     Stelco reported a net loss of $42 million for the third quarter of 2005 which, when compared to the previous quarter, was due to, among other things, lower spot market selling prices, decreased shipments, reduced production levels and higher energy costs. As a result of these and other changes since October 5, 2005, Stelco, with the assistance of its advisors, has updated its analysis of steel company values (including, in particular, Stelco) and has determined that its prospects for the balance of 2005 and 2006 have deteriorated, which negatively impacts on recoveries. Accordingly, the illustrative level of recovery to be realized by Affected Creditors under the Original Plan (set out on page 38 of the Circular) has declined.
     At this time, an illustration of the recovery of Affected Creditors under the Original Plan (reflecting the above changes but not reflecting the changes in the Amended and Restated Plan) is as follows:

	Proven	New Secured	New	New
	Claims	Convertible	Convertible	Common		Illustrative
	Estimate(1)	Notes	5% Notes (2)	Shares	Total	Recovery
	(C$Millions)
Unsecured Creditors	$640.0	$225.0	$7.6	$11.0	$243.6	38.1%
% of Total		92.4%	3.1%	4.5%	100.0%

(1)	Estimate of proven claims includes both pre- and post-CCAA accrued interest amounts.

(2)	Estimated value of New Convertible 5% Notes.

     An illustration of the recovery of Affected Creditors under the Amended and Restated Plan (reflecting both the above changes and the changes in the Amended and Restated Plan) is as follows:

	Proven	New		New
	Claims	Secured		Common		Illustrative
	Estimate(1)	FRNs(2)	Cash	Shares	Total	Recovery
	(C$Millions)
Unsecured Creditors	$640.0	$275.0	$137.5	$6.1	$418.6	65.4%
% of Total		65.7%	32.8%	1.5%	100.0%

Note:	Assumes all unsecured creditors are treated equally.

(1)	Estimate of proven claims includes both pre- and post-CCAA accrued interest amounts.

(2)	US $ equivalent will be issued.
     Recoveries affect many of the provisions in the Circular and related disclosure including the Unaudited Pro Forma Consolidated Statement of Financial Position set out in the Circular. Such provisions must be interpreted in the context of the revised illustrative recoveries, which materially affect such disclosure.
     Reference is made to Risk Factors in the Circular at page 74.
3. Realization Analysis
     The Monitor believes that if a plan of arrangement for the Applicants is not implemented, the most likely alternative would be a realization of the Applicants’ assets under the CCAA, the Bankruptcy and Insolvency Act or other statutes and the distribution of the net proceeds of such realization to creditors in accordance with their respective priorities. The Monitor has revised its estimate of the net realizable value of the Applicants’ assets (set out in Exhibit E to the Circular) based on updated information. A copy of the Monitor’s Supplemental Realization Analysis is attached as Schedule B to this Report. The revised analysis indicates that the estimated proceeds of realization, after repayment of secured and other priority claims, will result in a recovery for unsecured creditors of the Applicants of between 13% and 28%.
4. D&O Trust
     As disclosed in the Initial Application materials and on page 22 of the Circular, a $10 million Directors and Officers Trust (“D&O Trust”) was settled in January 2004 to protect the directors and officers of Stelco from claims in circumstances where directors and officers insurance either did not respond or could not be funded. It is the intention of Stelco, with the concurrence of the directors and officers, to request that the Trustee of the D&O Trust fund the purchase of a six year run-off period upon termination of the D&O Policy at emergence. The balance of the D&O Trust will remain available until termination in accordance with its terms and the return of the remaining funds to Stelco.
5. Liquidity
     Based on the terms of the Amended and Restated Plan, Stelco currently estimates that its net pro-forma liquidity assuming a January 31, 2006 Plan Implementation Date will be in the range of $550 to $600 million, which range takes into consideration the pro-forma effects of the

Federal Government $30 million Co-Generation grant, as well as the future cash flow savings in the first half of fiscal 2006 from the deferral of the pension funding pursuant to the terms of the Pension Plan Funding Arrangements until July 1, 2006.
6. Unaffected Claims of EDS Canada Inc.
     On February 25, 2002, Stelco entered into a 10-year agreement (the “MITSA”) with EDS Canada Inc. (“EDS”) pursuant to which EDS agreed to provide information technology support and development services. Disputes arose between the parties to the MITSA and on November 14, 2005 they agreed to release each other from certain claims arising under the MITSA other than: (a) infringement of third party intellectual rights; (b) breaches of confidentiality; (c) failure to pay amounts to third parties where obligated to so pay under the MITSA; (d) failure to discharge obligations relating to certain types of contracts; (e) fraud; (f) failures to discharge certain pension-related obligations; (g) failure to pay taxes that are its responsibility; and (h) damages suffered by EDS after November 14 relating to breaches by Stelco (and vice versa) of its obligations under the MITSA (excluding certain project-related obligations) prior to November 14 (i.e., the Unaffected Claims of EDS). EDS has confirmed that, with the exception of two situations that may or may not lead to claims, it is not aware of any such claims as of such date. An affiliate of Tricap Management Limited has acquired the Proven Claim of EDS in the amount of $48,944,977.
7. Reorganization
     The Articles of Reorganization attached to the Amended and Restated Plan fix the number of directors at nine, rather than a minimum of eight and a maximum of 16 directors as set out on page 40 of the Circular. It is anticipated that the Sanction Order will set out the names of the nine directors to take office at the Effective Time and provide that they will remain in place for an initial term expiring on the later of one year after the Plan Implementation Date and the second annual meeting of Stelco after the Plan Implementation Date. Pursuant to the Plan Sponsor Agreement, Tricap may identify four of the new directors, the other Equity Sponsors may each identify one of the new directors and the remaining directors must be mutually satisfactory to them whether chosen from a list of candidates developed through Stelco’s existing search process or otherwise. When directors are elected, they will be elected by cumulative voting.
8. New Credit Facilities
     As a result of the Amended and Restated Plan, the elimination of the New Rights Offering and the increase in the principal amount of the New Secured Revolving Term Loan, Tricap was paid $10.75 million in break fees pursuant to the terms of the Stelco/Tricap Restructuring Agreement described on pages 30 to 33 of the Circular.
     Stelco is in negotiations to obtain commitments for both the New ABL Facility and the New Secured Revolving Term Loan. The implementation of the Amended and Restated Plan is conditional on firm agreements for these facilities being in place.

9. Securities Issuable under Amended and Restated Plan
     The following description sets out certain general terms and provisions of the New Secured FRNs to be issued by Stelco pursuant to the Supplemental Indenture including terms substantially similar to those set out in Schedule B to the Amended and Restated Plan. It is only a summary of certain terms and provisions of these securities and does not purport to be complete and is subject to the detailed provisions of the New Platform Trust Indenture and the Supplemental Indenture to which reference is made for a full description of such provisions and for other information regarding the securities.
New Secured FRNs
Issue
     If the Amended and Restated Plan is implemented, Stelco will initially issue New Secured FRNs (“FRNs”) in the aggregate principal amount of the US dollar equivalent of $275 million to Affected Creditors. The FRNs will be issued under the Supplemental Indenture. They will be represented by one or more fully-registered global notes registered in the name of CDS or its nominee unless certain conditions apply in which case physical certificates will be issued. Beneficial interests in these fully-registered global notes will be in denominations of $1,000 and integral multiples thereof except with respect to additional FRNs issued in lieu of cash payments of interest, which additional FRNs may be issued in any denomination provided that if the stock exchange on which the FRNs are listed requires that the FRNs cannot be issued in denominations of less than $1,000, Stelco may make any interest payment not exceeding $1,000 to any holder in cash. The FRNs will mature on the tenth anniversary of the Plan Implementation Date. Except as noted below, they will bear interest at a rate per annum equal to the London Interbank Offering Rate (“LIBOR”) plus 5% payable semi-annually in cash.
     Prior to the fifth anniversary of the Plan Implementation Date, subject to all applicable regulatory approvals, Stelco may, at its option, elect to satisfy interest payment obligations on any interest payment date by delivering freely tradeable FRNs in an aggregate principal amount equal to the amount of cash interest not paid on such interest payment date; provided that the interest rate for any interest period in respect of which Stelco has elected to pay interest by issuing additional FRNs will be LIBOR plus 8%. After the fifth anniversary of the Plan Implementation Date, Stelco may, at its option, accrue interest on the FRNs which interest will not be payable until the maturity of the FRNs; provided that the interest rate for any interest period in respect of which Stelco has elected to accrue interest will be LIBOR plus 8%.
Security
     All the obligations of Stelco under the FRNs will be secured by a security interest in the assets of Stelco (subject in priority in all respects to the security granted in respect of the New ABL Facility and the New Secured Revolving Term Loan and as otherwise provided in the New Inter-creditor Agreement), subject to permitted encumbrances. The security granted in respect of the FRNs will be subordinated and postponed to the security granted in respect of the New ABL Facility and the New Secured Revolving Term Loan in all respects, including as to rights of payment and enforcement, until the New ABL Facility and the New Secured Revolving Term

Loan are repaid in full, subject to permitted encumbrances. The security interest granted in respect of the FRNs will be subject to the terms of the New Inter-creditor Agreement, and will allow, without the release or consent of the New Trustees, Stelco to conduct various ordinary course activities with respect to the collateral. The FRNs will also be subject to blockage rights in favour of the New ABL Facility and the New Secured Revolving Term Loan.
     Any security interest in the shares of Subsidiaries will be released if the shares are sold in a Non-Core Asset Sale. In addition, upon a Legal Defeasance or a Covenant Defeasance, Stelco will be entitled to release of all security held for the FRNs.
Change of Control
     Stelco will not be required to make an offer to purchase all the FRNs upon the occurrence of a change of control.
Conversion
     The FRNs will be non-convertible.
Redemption
     Stelco may redeem the FRNs in whole or in part from time to time in cash, on at least 30 days notice,
•	at any time after the second and prior to the third anniversary of the Plan Implementation Date, at 102% of the principal amount thereof plus accrued and unpaid interest; and

•	at any time on and after the third and prior to the fourth anniversary of the Plan Implementation Date, at 101% of the principal amount thereof plus accrued and unpaid interest; and

•	at any time on and after the fourth anniversary of the Plan Implementation Date, at the principal amount thereof plus accrued and unpaid interest.
Maturity
     The FRNs will be payable in cash on maturity.
10. Timing for Amended and Restated Plan to be Effective
     Due to the postponements in the dates for the Meetings of Affected Creditors, the Applicants proposed timeline to emergence from the CCAA Proceedings (set out on page 55 of the Circular) cannot be achieved. The Meetings of the Affected Creditors will be held on December 9, 2005. If the Amended and Restated Plan is approved at the Meetings, it is expected that the Court hearing in respect of the Sanction Order will be held on December 22, 2005. The Plan Sponsor Agreement requires that the Plan Implementation Date will be on or prior to March

31, 2005. The Distribution Record Date will be 7 Business Days prior to the Plan Implementation Date.
11. Income Tax Considerations
     Certain Canadian Federal Income Tax Considerations
     The tax consequences of holding and disposing of New Secured FRNs will be as described in the Circular relating to the New Notes. The commentary in the Circular relating to the conversion of New Notes should be disregarded, since the New Secured FRNs are not convertible into New Common Shares.
     Since New Rights are no longer being issued to Affected Creditors, any commentary in the Circular regarding the Canadian federal income tax consequences relating to the issuance of New Rights should be disregarded.
Holders Not Resident in Canada
     Provided the New Secured FRNs are not “taxable Canadian property” to a holder thereof that is a non-resident of Canada, the tax consequences to such a holder of disposing of the New Secured FRNs will be as described in the Circular relating to the New Notes.
Interest on the New Secured FRNs will not be subject to Canadian withholding tax imposed under Part XIII of the Income Tax Act (Canada). See the description in the Circular relating to the New Notes. The description in the Circular of withholding tax being imposed on payments of interest on the 5% Notes is not applicable. Interest on the New Secured FRNs issued in payment of interest will not be subject to Canadian withholding tax.
Holders Resident in Canada
     Upon the disposition of a Bond for New Secured FRNs, New Common Shares, and cash, the holder thereof will realize a capital gain (or capital loss) equal to the amount by which the aggregate of the fair market value of the consideration received, net of any accrued interest or other amounts included in such holder’s income on the disposition of the Bond, exceeds (or is exceeded by) the Bondholder’s adjusted cost base of the Bond immediately before the disposition and any reasonable costs of disposition. Stop loss rules may apply to deny the deduction of a portion of such losses. Such denied losses will be added to the adjusted cost base of the New Secured FRNs to such creditors.
Unsecured Creditors Resident in Canada
     The fair market value of the New Secured FRNs issued to an Unsecured Creditor and the amount of cash received will be included in the amount of the payment considered to be received for the Unsecured Claim of such Unsecured Creditor.

Certain U.S. Federal Income Tax Considerations
PURSUANT TO U.S. TREASURY DEPARTMENT CIRCULAR 230, WE ARE INFORMING YOU THAT (A) THE FOLLOWING SUMMARY IS NOT INTENDED AND WAS NOT WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES UNDER THE U.S. FEDERAL TAX LAWS THAT MAY BE IMPOSED ON THE TAXPAYER, (B) THIS SUMMARY WAS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING BY STELCO OF THE SECURITIES AND THE TRANSACTION, AND (C) EACH TAXPAYER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.
     Because the FRNs have a maturity of ten years, the FRNs are likely to be treated as securities for purposes of the reorganization provisions of the Tax Code. Accordingly, the following discussion assumes that the FRNs will constitute securities for purposes of the reorganization provisions of the Tax Code. However, this treatment is not certain, and holders of Claims should consult their own tax advisors as to whether their FRNs constitute securities. If the FRNs did not constitute securities the tax consequences would differ from those discussed below.
U.S. Tax Consequences of the Exchange of Bonds for Cash, FRNs and New Common Shares
     The exchange of Bonds for cash, FRNs and New Common Shares will likely constitute a reorganization for United States federal income tax purposes. Bondholders will realize gain upon the exchange in an amount equal to the difference between the Bondholder’s tax basis in the Bonds (adjusted to take into account any bad debt deduction taken with respect to such Bonds) and the amount realized with respect to the Bonds. That amount realized will be the sum of the cash received (other than cash received in lieu of fractional interests), the issue price of the FRNs, using the principles set forth on page 68 of the Circular, and the fair market value of the New Common Shares. Bondholders will be required to recognize any such gain to the extent of the cash received (other than cash received in lieu of fractional interests). Bondholders may also recognize income, gain or loss with respect to accrued interest, OID, the movement of exchange rates, cash received in lieu of fractional interests and possibly market discount as discussed on pages 64-66 of the Circular.
     The aggregate tax basis of the FRNs and New Common Shares received by a Bondholder (other than for accrued interest or OID) should equal the Bondholder’s adjusted tax basis in its Bonds (adjusted to take into account the amount of any bad debt deduction previously taken with respect to the Bonds and excluding any basis attributable to Claims for accrued interest or OID) decreased by the cash received, and increased by the amount of the gain recognized on the exchange, if any, by such Bondholder. The aggregate tax basis of the FRNs and New Common Shares as so determined should generally be allocated to each in proportion to their fair market values. The holding period for the FRNs and New Common Shares (other than any FRNs and New Common Shares received for accrued interest or OID) should include the period during which a Bondholder held the Bonds exchanged therefor.

U.S. Tax Consequences to General Unsecured Creditors
     Except as described below, a General Unsecured Creditor will recognize gain or loss on the exchange of his or her Claim for cash, FRNs and New Common Shares. Such gain or loss will be measured by the difference between the General Unsecured Creditor’s tax basis in the Claim (adjusted to take into account any bad debt deduction taken with respect to such Claim) and the sum of (i) the amount of cash received (ii) the issue price of the FRNs received, using the principles set forth on page 68 of the Circular and (iii) the fair market value of the New Common Shares received. The tax basis of the FRNs received by a General Unsecured Creditor will be the issue price of the FRNs. The tax basis of New Common Shares received by a General Unsecured Creditor will generally be their fair market value on the Plan Implementation Date. The holding period for the FRNs and New Common Shares will begin the day after the Plan Implementation Date.
     Pages 66-67 of the Circular sets forth information regarding the character of any gain or loss realized, the treatment of General Unsecured Claims that have previously been included in income, the treatment of accrued but not previously taxed interest, and the treatment of cash received in lieu of a fractional share.
U.S. Tax Consequences of the Ownership and Disposition of the FRNs
     Pursuant to the Plan, until the fifth anniversary of Plan Implementation Date, the FRNs provide for the payment of interest semi-annually at a stated rate per annum of LIBOR plus 5% in cash or, at the option of Stelco, at a stated rate per annum of LIBOR plus 8% in additional FRNs. Thereafter, the FRNs provide for the payment of interest semi-annually at a stated rate per annum of LIBOR plus 5% in cash or, at the option of Stelco, interest may accrue at a stated rate per annum of LIBOR plus 8%.
Stated Interest and OID
     The United States federal income tax treatment of ownership of, and payments with respect to, the FRNs is expected to be governed by U.S. Regulations concerning OID (the ‘‘OID Regulations’’). The OID Regulations are extremely complex and ambiguous in some respects; thus, their application is subject to uncertainty. Because interest on the FRNs is not required to be paid annually in cash, none of the interest should be treated as adequate stated interest and be includable in income in accordance with a holder’s method of accounting, and instead the OID rules will apply. Under these rules, a U.S. Holder of a FRN must include such OID in income under a method that reflects the economic accrual of interest based on a constant yield under the principles described more fully on pages 67-69 of the Circular with respect to the New Secured Convertible Notes subject to the discussion in the following paragraphs; provided, however, that because the FRNs will be denominated in U.S. dollars and interest on the FRNs will be calculated in U.S. dollars, OID will be calculated in U.S. dollars. Thus, a U.S. Holder of a FRN will be required to include income prior to the receipt of the cash associated with such income. Holders that receive FRNs are urged to consult their own tax advisors concerning the application of the OID Regulations to the FRNs.

     Under Treasury Regulations relating to OID, the yield and maturity of a debt instrument that provides the issuer with an unconditional option, that, if exercised, requires payments to be made on the debt instrument under an alternative payment schedule will be determined by presuming that the issuer will exercise the option in a manner that minimizes the yield on the debt instrument. Under these Treasury Regulations, if the issuer does not exercise the option in that manner, then solely for purposes of provisions of the Tax Code relating to OID, the debt instrument is treated as retired and reissued for an amount equal to its adjusted issue price on the date the issuer does not exercise the option. Depending on the “issue price” of the FRNs, using the principles set forth on page 68 of the Circular, it is possible that the option of Stelco to pay interest on the FRNs in additional FRNs (or to accrue interest) at a rate of LIBOR plus 8% will be presumed to be exercised for purposes of determining the yield of the FRNs.
     Despite the discussion above, there can be no assurance that the IRS will not assert a different position regarding the timing and amounts payable on the FRNs. Accordingly, U.S. Holders of FRNs should consult their own tax advisors regarding the timing and amount of the inclusion of interest on FRNs.
Dispositions of the FRNs
     Dispositions of the FRNs will be treated as set forth on page 69 of the Circular regarding dispositions of New Secured Convertible Notes; provided, however, that on account of the FRNs being denominated in U.S. dollars, exchange gain attributable to the movement of exchange rates between the time of acquisition and disposition should not be recognized.
12. Summary of Fully-Diluted New Common Shares
     The summary of the fully-diluted New Common Shares allocated under the Original Plan (set out on page 82 of the Circular) would under the Amended and Restated Plan be as follows:
Summary of Fully-Diluted New Common Shares

	Fully Diluted Shares
	(million)%
Affected Creditors
New Common Shares	1.1	3.9%

Equity Sponsors
New Common Shares	25.0	88.1%

Province of Ontario
New Province Warrants	2.3	8.0%

Total Fully Diluted Shares	28.4	100.0%

13. Capitalization
     The equity section of the table summarizing the potential capital structure of Stelco (set out on page 83 of the Circular) would under the Amended and Restated Plan be as follows:

		Potential
	Pro Forma	Fully Diluted
	Balance	Shares	% Outstanding
		(millions)
Equity
New Common Shares	$143.6	26.1	92.0%

Equity based instruments
New Province Warrants	3.4	2.3	8.0%

Total equity based instruments	$147.0	28.4	100.0%

14. Effect of Amended and Restated Plan
     The Amended and Restated Plan affects rights between the Applicants and the Affected Creditors. The Amended and Restated Plan does not alter the relationship between the Affected Creditors in the sense of one group of creditors vis-à-vis another group but does provide that the New FRNs, New Common Shares and cash (collectively, the “Turnover Proceeds”) to be issued under the Plan to the holders of Subordinated 2007 Bonds will be delivered to and held by the Monitor in trust pending a determination of entitlements to the Turnover Proceeds.
     To clarify the effect of the Amended and Restated Plan, the last paragraph under “Claims Not Affected by the Plan” on page 39 of the Circular should read as follows:
     “The Meeting Order provides that, without limiting the effect of any Plan that may be approved by the Creditors and sanctioned by the Court, nothing therein will bar or prejudice or be deemed to bar or prejudice the ability of any Bondholder or any trustee in respect of any series of Bonds to pursue claims or other remedies against other Creditors (including, without limitation, other Bondholders or their respective trustees) or bar or prejudice or be deemed to bar or prejudice the ability of any Creditor to raise any defences in respect of such claims or remedies.”
15. General
     The above changes are not all the changes to the information in the Circular. In particular, you should not rely on the Unaudited Pro Forma Consolidated Statement of Financial Position and related notes set out in the Circular. You are encouraged to review Stelco’s Quarter 3, 2005 Report to Shareholders, the Amended and Restated Plan and other information that has been posted to www.sedar.com and www.mccarthy.ca/en/ccaa relating to the Applicants and the CCAA Proceedings or to contact the Monitor, facsimile number: 1-905-308-7099 and telephone number: 1-905-528-2511, ext. 3527
December 5, 2005

SCHEDULE A
SUMMARY
     A summary of the more substantive changes in the Amended and Restated Plan from the Original Plan is as follows:
(a)	issuing $275 million of New Secured FRNs (to be denominated in US$) in place of $225 million of New Secured Convertible Notes (on the terms summarized in Schedule B to the Amended and Restated Plan and the Exhibit to this Schedule A);

(b)	distributing $137.5 million in cash in place of $300 million of New Convertible 5% Notes;

(c)	eliminating the New Rights Offering;

(d)	increasing the New Secured Revolving Term Loan from $350 million to $375 million;

(e)	increasing the New Province Note from $100 million to $150 million;

(f)	changing the pension funding arrangements by increasing the annual funding for the first five years from $60 million to $65 million, but giving Stelco a deferral for the first six months after plan implementation, starting the cash flow sweep in 2007 instead of 2008 and changing the minimum liquidity test for the cash flow sweep by starting it at $575 million instead of $600 million;

(g)	providing for the possibility of additional security for the New ABL Facility lender (in addition to accounts and inventory security), with the priority of such additional security to be determined in the New Inter-creditor Agreement to be negotiated between the parties;

(h)	adding approval rights for the Equity Sponsors and a right of the Senior Bondholder Steering Committee to object to certain material documents;

(i)	providing consent rights to the Equity Sponsors for the waiver of certain conditions to the implementation of the Amended and Restated Plan;

(j)	adding to the list of Unaffected Claims any claims of EDS pursuant to the MITSA;

(k)	providing for a Board size fixed at nine and cumulative voting, with the Equity Sponsors being entitled to identify six of the directors;

(l)	confirming that the turnover rights of holders of Senior 2006 Bonds and Senior 2009 Bonds relative to holders of the Subordinated 2007 Bonds are not affected by the Plan;

(m)	providing that the Sanction Order will discharge all CCAA Charges and will order the Monitor to hold in trust all distributions to be made to the holders of Subordinated 2007 Bonds (the “Turnover Proceeds”) pending a court determination of the subordination issue between those holders and the holders of Senior 2006 Bonds and Senior 2009 Bonds;

(n)	adding to the conditions to the implementation of the Plan that all necessary antitrust and foreign investment regulatory approvals, waiting periods, consents or permits or exemptions shall have been obtained, expired or terminated as the case may be each on terms satisfactory to Stelco and the Equity Sponsors; and

(o)	providing that Stelco will post the final version of various material agreements relating to the Plan (including the trust indenture for the New Secured FRNs and the New Inter-creditor Agreement) to the CCAA Website prior to implementation of the Plan.

EXHIBIT TO SCHEDULE A

	Original Plan	New Amended and Restated Plan
CONSIDERATION FOR UNSEC. CLAIMS:
Cash	None	$137.5m
New Secured FRNs:
Principal Amount	None	$275.0m
Interest Rate	na	Libor+500 bps in Cash / Libor+800 bps PIK at Co.’s Option
Collateral	na	2nd/3rd PP&E / 3rd A/R & Inv.
Term / Repayment at Maturity	na	10 years / payable in cash
Optional Repayment	na	Non-callable for 2 years, callable at 102 in year 3, 101 in
year 4 and at par thereafter

New Secured Convertible:
Principal Amount	$225.0m	None
Interest Rate	9.5% - Cash/Shares at Co.’s Option	na
Conversion Price	$13.50/share	na
Collateral	2nd PP&E / 3rd A/R & Inv.	na
Term / Repayment at Maturity	10 years / Payable in cash or shares	na
Optional Prepayment	Non-callable for 5 years	na

	Original Plan	New Amended and Restated Plan
CONSIDERATION FOR UNSEC. CLAIMS: (cont’d):
New Unsecured Convertible:
Principal Amount	$300.0m	None
Interest Rate	5.0% - Cash/PIK at Co.’s Option	na
Conversion Feature (shares/$1,000 face)	61.868	na
Conversion Price	$16.13/share[1]	na
Mandatory Conversion Upon	Earlier of: CBA’s or 20-day VWAP	na
greater than or equal to
$15.00/share

New Equity:
Ownership % of Initial Equity	100.0%	4.2%
Potential Non-Unsec. Dilution	8.0% Province Warrants	8.0% Province Warrants
6.0% Tricap Rights & Fees

Note:

1. Based on $300m face value and 18.6m shares

	Original Plan	New Amended and Restated Plan
(C$ millions)
NEW MONEY+:
Sec. Cvt. Rights Offering:
Principal	$75.0	None
Discount	15%	na
Tricap Sec. Cvt. Purchase Option:
Principal	25.0	None
Discount	15%	na
Cash from Equity Sponsors:	–	137.5
New ABL:	600.0	600.0
New Secured Revolver:	350.0	375.0
Province Note:	100.0	150.0
Federal Grant for Co-Generation:	–	30.0

PENSION FUNDING:
Initial Upfront Payment	400.0	400.0
2006-2015 Annual Funding	Years 1-5: $60/yr	Years 0.5-5: $65/yr
	Years 6-10: $70/yr	Years 6-10: $70/yr
Cash Flow Sweep	Yes if minimum liquidity is greater	Yes if minimum liquidity is greater
	than $600m commencing in 2008	than $575m commencing in 2007

SCHEDULE B
SUPPLEMENT TO MONITOR’S REALIZATION ANALYSIS
Ernst & Young Inc., in its capacity as Court-Appointed Monitor of the Applicants (“Monitor”), prepared an estimate of the hypothetical realization value of the assets and the operations of Stelco Inc. (“Stelco”), Stelpipe Ltd., Stelwire Ltd, Welland Pipe Ltd. and CHT Steel Company Inc. (collectively referred to as the “Applicants”) in the event that proceedings are implemented to realize upon these assets. The estimate of the hypothetical realization value is referred to herein as the “Analysis”. The Analysis is contained in Stelco’s Notice of Proceedings And Meetings And Information Circular With Respect To A Plan of Arrangement And Reorganization dated October 5, 2005 (“Information Circular”),
The Analysis was based on the unaudited, non-consolidated book values of the Applicants as at June 30, 2005, unless otherwise stated, and those book values were assumed to be representative of the assets and liabilities as at the commencement of the realization. Based on the assumptions underlying the Analysis, the Monitor estimated that the net realizable value of the assets, net of certain liabilities assumed to be absorbed by going concern purchasers of certain operations, would range from $0.8 billion to $1.3 billion representing a recovery for unsecured creditors of 17% to 33%.
The Monitor has now updated the Analysis with the unaudited, non-consolidated book values of the Applicants as at September 30, 2005. After adjusting the Analysis to reflect the book values of the Applicants’ assets and liabilities as at September 30, 2005 and current information relating to the sale of non-core assets, the Monitor estimates that the net realizable assets, net of certain liabilities assumed to be absorbed by going concern purchasers of certain operations, would remain within the same range of $0.8 billion to $1.3 billion.
The Monitor assumes that the net realizations would be distributed to creditors as summarized in the table below. However, in a realization, the priority of certain creditors’ claims presented in the table below may be subject to dispute between the applicable creditor constituencies and may be determined through litigation. The Monitor has not obtained legal opinions with respect to the relative priority of creditors’ claims and it is possible that, if such litigation occurred, the priorities ultimately determined might differ from those presented below. Furthermore, the ultimate timing of any distribution to unsecured creditors under a realization scenario is unknown and may be protracted out as a result of various factors including the time required to realize on assets, to complete a claims process and to deal with potential litigation regarding priority of claims and other matters.

	Estimated Distributions
	to Creditors
	Low	High
	(in Cdn $ millions)
Estimated Net Realizations Available for Distribution to Creditors	$778	$1,279

Less: Estimated Priority Claims

Canada Revenue Agency deemed trust re-unremitted source deductions	(8)	(5)

Estimated Vacation Pay	(50)	(50)

	720	1,224
Secured charges established pursuant to S. 65 of the Initial Order, as amended

Administrative Charge	(5)	(5)

Existing Stelco Lenders Charge	(193)	(193)

Other Secured Charges	(5)	(5)

Estimated Proceeds Available for Distribution to Unsecured Creditors	$517	$1,021

Total Estimated Creditor Claim (per table below)	$3,847	$3,680

Estimated % Recovery for Unsecured Creditor Claims	13%	28%

	Estimated Creditor Claims
	Low	High
	(in Cdn $ millions)
Stayed Obligation Claims (including estimated accrued interest to December 31, 2005)	$640	$640

Employee Claims	2,848	2,673

Post Filing and Intercompany Claims	359	367

Total Estimated Creditor Claims	$3,847	$3,680

As presented in the table above, the estimated recovery for unsecured creditors is 13% to 28% which has declined from the previous Analysis principally as a result of an increase in the Applicants’ outstanding operating line, which is secured by a charge over the Applicants’ assets as well as a decrease in the estimated realization value of Stelco’s Investment in Subsidiaries. The increase in the outstanding operating line primarily relates to Q3 2005 operating losses, funding of capital expenditures and an increase in inventories.
The Analysis was prepared assuming hypothetical scenarios in which the assets of the estates of the Applicants are realized and net proceeds distributed to creditors in accordance with their respective priorities. Underlying the Analysis are a number of estimates and assumptions that are subject to significant contingencies and uncertainties, including many that would be beyond the control of the Applicants. Accordingly, there can be no assurance that the values assumed in the Analysis would be achieved if the assets and operations were in fact subject to realization. In preparing the Analysis, the Monitor has not audited, reviewed or otherwise attempted to verify the financial information and the Monitor expresses no opinion thereon. This Supplement should be read in conjunction with the Monitor’s Realization Analysis included in the Information Circular dated October 5, 2005. Specific reference should be made to the assumptions and qualifications contained therein.